DREW


DW
LISTED
NYSE
DREW
DREW INDUSTRIES INCORPORATED
DW
LISTED
NYSE
DREW
DECEMBER
11
THURSDAY
2003
DW
LISTED
NYSE

A Leading National Supplier of a Wide Variety of Components for RV's and Manufactured Homes

Drew Industries (NYSE:DW)

DW LISTED NYSE

Forward Looking Statements

DREW

- This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive position, growth opportunities for existing products, plans and objectives of management, markets for the Company's common stock and other matters. Statements in this presentation that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements, including, without limitation those relating to our future business prospects, revenues and income, wherever they occur in this presentation, are necessarily estimates reflecting the best judgment of our senior management, at the time such statements were made, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this presentation and the Company's SEC filings.
- There are a number of factors, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those described in the forward-looking statements. These factors include pricing pressures due to domestic and foreign competition, costs and availability of raw materials (particularly steel and related components, vinyl, aluminum, glass and ABS resin), availability of retail and wholesale financing for manufactured homes, availability and costs of labor, inventory levels of retailers and manufacturers, levels of repossessed manufactured homes, changes in zoning regulations for manufactured homes, the decline in the manufactured housing industry, the financial condition of our customers, retention of significant customers, interest rates, oil and gasoline prices, the outcome of litigation, and adverse weather conditions impacting retail sales. In addition, national and regional economic conditions and consumer confidence may affect the retail sale of recreational vehicles and manufactured homes.

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About Drew Industries



A leading national manufacturer of quality components for Recreational Vehicles (RV) and Manufactured Homes (MH)









Company Overview

- **Headquartered in White Plains, New York – 10 employees**
- **43 manufacturing facilities in the U.S. and 1 facility in Canada**
- **Approximately 4,000 employees nationwide**
- **Organic growth from 2001 through 12/31/06 was well over $230 million or a 13% average annual growth, excluding price increases, acquisitions, and FEMA business**

Financial Performance

Sales and EBITDA in millions



RV segment sales
MH segment sales
EBITDA(1)
$750
500
250
0
$100
75
50
25
0
$255
$325
$353
$531
$669
$729
108
171
220
348
448
509
147
154
134
183
221
220
2001
2002
2003
2004
2005
2006

(1) 2001-2006 EBIDTA CAGR = 20%. EBITDA is operating profit plus depreciation and amortization

Drew's Companies

- **Kinro, Inc. – Acquired 1980**
  - Aluminum windows for RVs
  - Doors for RVs
  - Aluminum and vinyl windows and screens for MHs
  - Bath and shower units for MHs and RVs

- **Lippert Components, Inc. – Acquired 1997**
  - Chassis and chassis parts for RVs and MHs
  - Slide out mechanisms for RVs
  - Leveling devices for RVs
  - Axles for towable RVs and for MHs
  - Specialty trailers for boats, personal watercraft and equipment hauling
  - Axles for Specialty Trailers
  - Bed lifts for "toy-hauler" RVs
  - Steps for RVs

Drew's Segments – 2006

Revenues - $729 million


MH = $220 million
30%
RV = $509 million
70%



90% of RV revenues are for towable RVs

Segment Operating Profit - $65 million




MH = $21 million
32%
RV = $44 million
68%

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Drew's Products

Sales - $729 million

12 Months Ended December 31, 2006



MH Windows, Doors & Screens: $89 million
12%
RV Chassis and Chassis Parts: $215 million
30%
MH Chassis & Chassis Parts: $87 million
12%
MH and RV Bath Products: $20 million
3%
Specialty Trailers: $25 million
3%
2%
Other: $12 million
8%
RV and MH Axles & Tires: $58 million
16%
RV Windows & Doors: $118 million
14%
RV Slide-out mechanisms: $105 million

Supplier to Industry Leaders

DREW

- Outstanding **customer service** and **national coverage**, with 44 production facilities (approximately 3 million sq. ft.), make us a key partner with our customers.
- Supply most of the Leading Producers of RVs and MHs:

Both RV and MH

- Fleetwood (NYSE:FLE)
- Skyline (NYSE: SKY)

RV

- Coachmen (NYSE: COA)
- Forest River (owned by Berkshire Hathaway)
- Monaco Coach (NYSE: MNC)
- Starcraft (privately owned)
- Thor (NYSE:THO)

MH

- Champion (NYSE: CHB)
- Clayton (owned by Berkshire Hathaway)
  - Oakwood Homes and Southern Energy Homes (owned by Clayton)
- Palm Harbor (Nasdaq: PHHM)

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Business Strategy

DREW

- **Increase sales and profitability through:**
  - Market share growth
  - New product introductions
  - Strategic acquisitions

- **This strategy accomplished through:**
  - Outstanding customer service
  - Motivating management through profit incentives and training programs
  - Maintaining highly efficient factories by optimizing production through state-of-the-art manufacturing technology and methods
  - Extensive R & D efforts
  - Disciplined and patient acquirer

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Content Per Vehicle - RV

Peak potential is $2,400 to $2,700 per RV

90% of RV segment sales are for Towable RVs


2001-2006 CAGR = 24%
$419
$550
$684
$907
(a)
$1,048
(a)
$1,212

	2001	2002	2003	2004	2005	2006
Operating profit margin	8.6%	9.4%	11.3%	9.2%(a)	9.6%(a)	8.6%(a)

(a) Excludes sales of specialty trailers, as well as Emergency Living Units ("ELU's") purchased by FEMA.

See Page 17 for Industry Information

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Content Per Home - MH

Peak potential is $3,200 to $3,500 per home



2001-2006 CAGR = 19%
$763
$916
$1,021
$1,457
$1,507
$1,784

	2001	2002	2003	2004	2005	2006
Operating Profit margin	**10.8%**	**11.0%**	**10.7%**	**10.1%**	**10.2%**	**9.5%**

See Page 21 for Industry Information

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New Product Introductions

(in millions)	Market Potential	Drew's Annualized Sales Level
Slide-out mechanisms for motorhomes	$ 65	$16-$18
Windows for people movers	10	$2
Axles for towables	85	$36-$40
Steps for towables	10	$4-$6
Bed lifts for "toy hauler" RVs	17	$12-$15
Suspension systems for towables	15	$0[a]
Bath products for RVs	30	$3
Thermoformed exterior parts	125	$0
Specialty trailers	200	$20-$22
Axles for specialty trailers	180	$2
Total	$ 737	Approx. $100

(a) New product line in connection with the January 2007 acquisition of Trailair and Equa-Flex.

Annualized sales of these products increased from about $70 million in the 4th quarter of 2005.

Acquisition Criteria

DREW

Strategic Acquisitions

- Drew is a <u>disciplined</u> and <u>patient</u> acquirer
- Target less than 6 times pro forma EBITDA
- Immediately accretive
- Complementary to our core RV and MH markets
- Seek to acquire products or technologies that we can introduce through our nationwide customer base and factory network
- Become a more extensive supplier to our customers

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Acquisition History

Strategic Acquisitions

11 Acquisitions
1980 – 2001
Including Kinro (1980) and Lippert Components (1997)

2001
Better Bath
Bath and shower products for MH. Annual sales of $20 million

2002
Quality Frames
RV chassis. Annual sales of $7 million

July 2003
LTM Manufacturing
Slide-out mechanisms, specialty slide-out storage trays and decks, and electric stabilizer jacks for RVs. Annual sales of $4 million

Oct 2003
ET&T Frames
Primarily specialty trailer units. Annual sales of $7 million

May 2004
Zieman
RV, MH and specialty trailers. Annual sales of over $40 million

May 2005
Venture Welding
MH Chassis. Annual sales of $18 million

March 2006
Steelco
MH & RV Chassis. Annual sales of $8 million

June 2006
Happijac
Bed lifts for “toy haulers”. Annualized sales of $15 million

January 2007
Trailair
Equa-Flex
RV Suspension Systems. Annual sales of $3 million

Each of our RV and MH acquisitions has expanded geographic markets or broadened product lines

Drew's Management Team

Innovative & Experienced Management

- **Highly respected and experienced management:**
  - **Drew**

    Leigh Abrams, CEO, 35+ years

    Fred Zinn, CFO, 25+ years
  - **Kinro**

    David Webster, CEO, Chairman, 30+ years
  - **Lippert**

    Jason Lippert, CEO, Chairman 12+ years
- **Excellent management training and incentive programs**



Leigh Abrams



David Webster



Jason Lippert

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Investments

DREW

- **Kinro and Lippert have extensive R&D departments**
- **Since January 1997:**
  - Invested over $151 million in plant and equipment
  - Invested approximately $170 million for acquisitions
  - Invested $40 million for stock repurchases at an average price of $5.37 per share
- **These investments have been accretive to earnings**


LOCKFORMER
EXCALIBUR

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RVs - Industry Wholesale Shipments

90% of Drew’s current RV product sales are for Travel Trailers and 5th Wheel RVs



Travel Tailers & 5th Wheel
Other Towables
Motor Homes
(Thousands of Vehicles)
450
400
350
300
250
200
150
100
50
0
254
293
321
300
257
311
321
370
384
391
132
155
178
177
157
196
214
255
281
293
1997
1998
1999
2000
2001
2002
2003
2004(1)
2005(2)(3)
2006(2)(3)

(1) Includes approximately 13,500 RVs purchased by FEMA for emergency housing for 2004 hurricane victims.

(2) Excludes 38,900 ELU’s in 2005 and 31,400 ELU’s in 2006 purchased by FEMA. A total of 70,300 ELU’s were purchased by FEMA for the period 9/05 to 4/06. The Company’s sales content per ELU was significantly less than that of a typical travel trailer.

(3) Starting in September 2005, about 27,000 towable RVs were purchased by FEMA from dealers which were replaced by the dealers in 2005 and 2006.

RV Market

TOWABLE RVS (90% of Drew RV revenues)



Travel trailer



Fifth wheel travel trailer



Travel trailer with expandable ends



Sport utility RV



Folding camping trailer



Truck camper

- 84% of industry 2005 unit sales
- 46% of wholesale dollar sales
- Retail cost $4,000 to $100,000 per unit. Average about $20,000

Since 1995 the travel trailer and 5th wheel market has grown at an annual rate of approximately 8%, compared to a less than 1% increase in motorhome shipments.

MOTORHOMES



Type A Motorhomes



Type B Motorhomes



Type C Motorhomes

- 16% of industry 2005 unit sales
- 54% of wholesale dollar sales
- Retail cost $41,000 to $400,000+ per unit. Average about $100,000

Growth In RV Market

Strong Growth Prospects

- **Positive Demographic Trends**
  - Primary owners of RVs are 50 and over
  - According to census projections, there are expected to be 20 million more people over 50 by 2014



Fifth Wheel RV

- **Industry Advertising Campaign**
  - Target Market 30 and over
- **Post 9/11 security concerns and high airline ticket prices increase RV travel vacations**

How RVs Are Used

Strong Growth Prospects

- **Shift in U.S. culture toward more RV-related activities**
  - NASCAR events
  - College and NFL football games
  - "Toy Haulers"
- **More economical family vacations**
  - Typical RV family vacation up to 74% less expensive
- **Many RVs are "parked"over the long-term**



Travel Trailer

MH - Industry Production



Multi-Section
Single Section
(Thousands of Homes)
400
350
300
250
200
150
100
50
0
171
211
254
304
340
363
353
373
349
251
193
168
131
(1)
131
(1)
147
(1)
117
47%
47%
47%
49%
49%
52%
59%
61%
65%
70%
75%
78%
80%
74%
64%
72%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

(1) *Includes approximately 3,500, 15,000 and 3,000 for 2004, 2005 and 2006, respectively, MHs purchased by FEMA for emergency housing for hurricane victims.*

Drew's MH segment remained profitable every quarter since 1998.

Manufactured Housing (MH) Market

Strong Growth Prospects

- Cost per sq. ft. is $39 for MH vs. $91 for site-built homes
- Average retail price of $62,300 for a 1,595 sq. ft. MH
- 9 million manufactured homes across the U.S.



- Improved quality, appearance and safety
- Studies have shown that MH built since 1995 sustain no more damage in hurricanes than site-built homes
- Industry production down 69% from 1998 to 2006, but Drew's MH sales are up 13% and segment operating profit is down only 20%

MH: Industry Trends

Strong Growth Prospects

- Low inventory levels at retail dealers
- Slowing of repossessions
- Conventional financing now more common than chattel financing
- Improved industry lending practices should lead to fewer repossessions
- Berkshire Hathaway acquired Clayton, Oakwood, Southern Energy and 21st Mortgage; raised more than $8 billion for MH financing

MH: Strong Future

Strong Growth Prospects

- **Baby Boomers retire and relocate to warmer climate**
- **Affordability**
- **Home appreciation due to greater ownership of land along with home**
- **Possible rebuilding of hurricane-damaged areas during late 2007**
- **Improved industry image**
  - Industry wide Advertising Campaign needed



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Drew's Ownership and Governance

DREW

- Ownership by Executives and Directors:
  - **Currently own 16%**
  - **Filed Form S-3 on October 3, 2005. All insider sales are complete except for one Director. After his sale, insiders ownership will be 12%.**
- Drew's Corporate Governance Program – ranked in the 96th percentile of all Russell 3000 Companies by Institutional Shareholder Services.
- Added to S&P SmallCap 600 Index in October 2005

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Financial Performance

Stock Price History

- The price of Drew's common stock is 10 times the price as of December 31, 2000
- Drew has 21.8 million shares outstanding and a market capitalization of more than $620 million as of February 28, 2007



$3
$5
$8
$14
$18
$28
$38
$26
$29
2000
2001
2002
2003
2004
2005
4/20/06
2006
2/28/07
(December 31 unless noted)

Drew effected a 2-for-1 stock split on 9/7/05 to holders of record on 8/19/05

Operating Results

Year Ended December 31,

DREW

Financial Performance

($ in millions, except EPS)	2004	2005	2006[2]	2006 vs. 2005
Sales	$ 531	$ 669	$ 729	+9%
Operating Profit	$44.0	$57.7	$55.3	-4%
% of Sales	*8.3%*	*8.6%*	*7.6%*	
Net Income	$25.1	$33.6	$31.0	-8%
Diluted EPS[1][3]	$1.18	$1.56	$1.42	-9%
EBITDA[4]	$53.3	$69.7	$71.0	+2%

(1) *Excluding the estimated impact of hurricane-related sales from both 2006 and 2005, the Company estimates that diluted EPS would have been approximately $1.33 in 2006, compared to approximately $1.40 in 2005.*

(2) *Sales during the latter part of 2006 were negatively impacted by weakness in both the RV and MH industries.*

(3) *Adjusted for 2 for 1 stock split on 9/7/05.*

(4) *EBITDA is operating profit plus depreciation and amortization (see page 30).*

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Results By Segment

DREW

Financial Performance

Year Ended December 31,

($ in millions)	2005	2006[c]	
Net sales			
RV Segment	$ 447.7	$ 508.8	+14%
MH Segment	$ 221.5	$ 220.4	0%
Operating Profit			
RV Segment	$ 43.1	$ 43.9	+2%
MH Segment	$ 22.6[a]	$ 21.0[b]	-7%
Operating Profit as a Percentage of Net Sales			
RV Segment	9.6%	8.6%	
MH Segment	10.2%	9.5%	

(a) After a charge of $0.8 million related to legal proceedings, net of related incentive compensation.

(b) After a gain of $0.8 million related to the sale of closed facilities, net of related incentive compensation.

(c) Sales during the latter part of 2006 were negatively impacted by weakness in both the RV and MH industries.

See Press Release dated February 13, 2007 for a reconciliation to consolidated results.

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Operating Results

DREW

Financial Performance

Three Months Ended December 31,

($ in millions, except EPS)	2005	2006[b]	
Sales	$ 181	$ 138	-24%
Operating Profit	$15.7	$ 7.0	-55%
% of Sales	8.7%	5.1%	
Net Income	$ 9.3	$ 3.6	-61%
Diluted EPS[a]	$0.43	$0.17	-60%

(a) Excluding the estimated impact of hurricane-related sales, the Company estimates that diluted EPS would have been approximately $0.27 in the fourth quarter of 2005.

(b) Sales during the latter part of 2006 were negatively impacted by weakness in both the RV and MH industries.

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DREW

Reconciliation of Operating Profit to EBITDA

Financial Performance

($ in millions)	2001	2002	2003	2004	2005	2006
Operating Profit	**$20.3**	**$29.2**	**$34.3**	**$44.0**	**$57.7**	**$55.3**
Depreciation and Amortization	**$8.4**	**$7.3**	**$7.8**	**$9.3**	**$12.0**	**$15.7**
EBITDA	**$28.7**	**$36.5**	**$42.1**	**$53.3**	**$69.7**	**$71.0**
Capital Expenditures	***$8.2***	***$10.5***	***$5.1***	***$27.1***	***$26.1***	***$22.3***

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Balance Sheet

Financial Performance

($ in millions)	12/31/04	12/31/05	12/31/06
Total assets	$ 238	$ 307	$ 311
Total debt	$ 71	$ 73	$ 56
Stockholders' equity	$ 122	$ 168	$ 205
RATIOS			
Days sales in accts receivable (1)	21 days	21 days	16 days
Inventory turns (2)	5.6 turns	6.1 turns	4.8 turns

(1) *Days sales in accounts receivable is the most recent month's net sales divided by accounts receivable, net, at the end of the period.*

(2) *Inventory turns is cost of goods sold for the latest quarter divided by average inventory for the quarter.*

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Financial Strength

DREW

Financial Performance

	12/31/04	12/31/05	12/31/06
Return on Equity	23%	24%	16%
Return on Assets	12%	12%	9%
Total Debt to Equity	0.6	0.4	0.3
Total Debt to EBITDA[(1)]	1.3	1.1	0.8

(1) EBITDA is operating profit plus depreciation and amortization (see page 30).

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Peer Comparison

DREW

Financial Performance

	Trailing P/E	Forward P/E	ROA	ROE
Drew (DW)	21.7	14.4	11%	17%
Fleetwood (FLE)	N/A	47.8	0%	(9%)
Monaco (MNC)	511.8	19.3	1%	0%
Spartan (SPAR)	27.2	17.0	12%	19%
Thor (THO)	15.2	13.1	16%	24%
Winnebago (WGO)	28.8	18.9	8%	16%

Source: Capital IQ, February 26, 2007, except forward P/E, which is provided by Thomson Financial and is based on fiscal 2007 analyst projections.

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Thank You

- **Analyst coverage:**

  Avondale Partners, LLC:

  Kathryn Thompson (615) 467-5637

  BB&T Capital Markets:

  John Diffendal (615) 340-8284

  Sidoti & Company LLC:

  Scott Stember (212) 453-7017

  Susquehanna Financial Group, LLLP:

  Cheryl Cortez (312) 427-5236

- **For more information contact:**

  Leigh J. Abrams, President and CEO

  914-428-9098

  leigh@drewindustries.com

  Fredric M. Zinn, Executive VP and CFO

  914-428-9098

  fred@drewindustries.com

- **Or visit: www.drewindustries.com**